SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

And For Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Convergys Corporation Compensation and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio

June 29, 2010

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value	$404,511,318	$296,852,562

Receivable:
Participant contributions	1,257,455	937,800
Employer contributions	708,169	557,712

Net assets reflecting investments, at fair value	406,476,942	298,348,074
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	676,348	1,824,048

Net assets available for benefits	$407,153,290	$300,172,122

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008
Additions:
Participant contributions	$31,759,575	$31,010,202
Employer contributions	17,780,137	16,094,380
Rollover contributions	2,134,682	1,541,234
Dividend and other income	7,669,528	12,112,379
Net appreciation in fair market value of investments	83,720,796	–

Total additions	143,064,718	60,758,195

Deductions:
Benefits paid to participants	35,909,227	45,355,736
Administrative expenses	174,323	182,607
Net depreciation in fair market value of investments	–	175,353,810

Total deductions	36,083,550	220,892,153

Net increase (decrease)	106,981,168	(160,133,958)
Net assets available for benefits at beginning of year	300,172,122	460,306,080

Net assets available for benefits at end of year	$407,153,290	$300,172,122

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees who are twenty-one years of age or older of Convergys Corporation (“CVG” or the “Company”) and related companies including Convergys Information Management Inc, Convergys Customer Management Inc., and Convergys Human Resource Management Inc., each individually a “Participating Company.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Company’s Employee Benefits Committee. Participants may also rollover qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to choose from a variety of mutual funds and individual stocks offered under the standard investment plan. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows plan participants to invest in a wide array of securities beyond those offered under the standard plan offering. On April 1, 2008, the plan was amended to allow CVG to contribute an employer match equal to 100% of the first 5% of eligible compensation deferred by the participant, provided that the participant has completed at least one year of credited service. Prior to April, 1, 2008, CVG provided a match equal to 100% of the first 3% of eligible compensation deferred by the participant plus 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant had completed at least one year of credited service. The matching Participating Company contributions are invested in the same investment options as the participants’ contributions.

Participants age 50 and older (and those who will turn age 50 by December 31st of a given plan year), may take advantage of IRS catch up contributions. If they are age 50 or older, they may save an additional 1% to 50% of their pay, subject to Internal Revenue Code limits.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Participating Company contributions and allocations of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated and depreciated, respectively, in fair value as follows:

	2009	2008
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$68,599,716	$(141,519,390)
Common stocks	15,121,080	(33,834,420)

	$83,720,796	$(175,353,810)

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 as follows:

	2009		2008
Common stock:
Convergys Corporation	$27,912,001		$17,903,775
Investments in shares of registered investment companies:
Fidelity Equity Income Fund	21,720,775		16,467,859
Fidelity Diversified International Fund	36,918,186		27,325,975
Fidelity Dividend Growth Fund	30,976,605		23,419,916
Fidelity Growth Company	23,965,564		15,124,325
Fidelity Puritan Fund	19,309,572	*	15,788,238
PIMCO Total Return Fund	29,185,116		22,282,796
Rainier Small/Mid Cap Value	23,415,457		18,669,902
Common/Collective Trust:
Fidelity Managed Income Portfolio**	37,048,611		35,639,049

*	Investment less than 5%
**	The fair value of the Plan’s investment in this investment was $36,372,263 and $33,815,004 at December 31, 2009 and 2008, respectively.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157) which was codified into ASC 820. For financial statement elements currently required to be measured at fair value, ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Common/Collective trust: The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

•

Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Loans to participants: Participant loans are valued at their outstanding balances, which approximates fair value.

•

Other Investments: Consist of investments in U.S. Government Securities, Corporate Debt Securities, Preferred Stocks, and Call Options. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2009
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies	$311,933,911	$311,933,911	$—	$—
Interest-bearing cash	6,013,632	6,013,632	—	—
Common/collective trust(a)	36,372,263	—	36,372,263	—
Common stock of the Company	27,912,001	27,912,001	—	—
Other common stock	10,128,302	10,128,302

Loans to participants	11,871,585	—	—	11,871,585
Other	279,624	279,624	—	—

Total investments	$404,511,318	$356,267,470	$36,372,263	$11,871,585

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

	2008
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies	$221,704,634	$221,704,634	$—	$—
Interest-bearing cash	5,298,166	5,298,166	—	—
Common/collective trusts (a)	33,815,001	—	33,815,001	—
Common stock of the Company	17,903,775	17,903,775	—	—
Other common stock	7,198,300	7,198,300
Loans to participants	10,838,570	—	—	10,838,570
Other	94,116	94,116	—	—

Total investments	$296,852,562	$252,198,991	$33,815,001	$10,838,570

a.	This category includes a common/collective trust fund. The fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The fund primarily invests in assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009 and 2008, reconciliations of the beginning and ending balances is as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning balance, January 1, 2008	$11,251,604
Total gains or losses (realized and unrealized)	—
Purchases, issuances, and settlements	(413,034)
Transfers in and/or out of Level 3	—

Ending balance, December 31, 2008	$10,838,570

Participant Loans
Beginning balance, January 1, 2009	$10,838,570
Total gains or losses (realized and unrealized)	—
Purchases, issuances, and settlements	1,033,015
Transfers in and/or out of Level 3	—

Ending balance, December 31, 2009	$11,871,585

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRS code.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participant’s accounts will be distributed per the terms of the Plan Document.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008
Net Assets available for benefits per the financial statements	$407,153,290	$300,172,122
Amounts allocated to withdrawn participants	(403,654)	(18,412)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(676,348)	(1,824,048)

Net Assets available for benefits per Form 5500	$406,073,288	$298,329,662

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$35,909,227
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2009	403,654
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2008	(18,412)

Benefits paid to participants per the Form 5500	$36,294,469

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2009:

Total additions per the financial statements	$143,064,718
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	676,348
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	(1,824,048)

Total income per the Form 5500	$141,917,018

Supplemental Schedule

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issue, Borrower, Lessor Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Current Value
Common stock
*Convergys Corporation Shares Fund	2,596,465	shares	$27,912,001
Cincinnati Bell Shares Fund	632,989	shares	2,185,883

			30,097,884

Shares of Registered Investment Companies
*Fidelity Cash Reserve Fund	75,248	shares	75,248
*Fidelity Diversified International Fund	1,318,507	shares	36,918,186
*Fidelity Dividend Growth Fund	1,308,686	shares	30,976,605
*Fidelity Equity Income Fund	554,951	shares	21,720,775
*Fidelity Freedom 2000 Fund	78,733	shares	893,620
*Fidelity Freedom 2005 Fund	20,115	shares	201,748
*Fidelity Freedom 2010 Fund	355,172	shares	4,443,199
*Fidelity Freedom 2015 Fund	295,303	shares	3,077,057
*Fidelity Freedom 2020 Fund	860,616	shares	10,800,730
*Fidelity Freedom 2025 Fund	550,301	shares	5,717,627
*Fidelity Freedom 2030 Fund	762,078	shares	9,442,148
*Fidelity Freedom 2035 Fund	525,161	shares	5,388,152
*Fidelity Freedom 2040 Fund	793,977	shares	5,684,875
*Fidelity Freedom 2045 Fund	175,330	shares	1,485,047
*Fidelity Freedom 2050 Fund	100,640	shares	840,344
*Fidelity Freedom Income Fund	562,385	shares	6,040,015
*Fidelity Growth Company Fund	347,428	shares	23,965,564
*Fidelity High Income Fund	818,107	shares	6,921,182

*Fidelity Puritan Fund	1,202,339	shares	19,309,572
Davis NY Venture Fund	438,705	shares	13,727,069
Hotchkis & Wiley Mid Cap Value I Fund	637,531	shares	11,411,802
MS Small Company Growth Portfolio B Fund	741,495	shares	8,260,252
PIMCO Total Return Fund	2,702,326	shares	29,185,116
Rainier Small/Mid Cap Value Fund	875,672	shares	23,415,457
Royce Total Return Fund	748,936	shares	8,095,998
*Spartan U.S. Equity Index Fund	490,500	shares	19,340,406

			$307,337,794

Common collective trust
*Fidelity Managed Income Portfolio	36,372,263	shares	$36,372,263

			$36,372,263

Other investments
Participant Self-Directed Brokerage Accounts (1)			$18,831,792

			18,831,792

Loans
Loans to participants*			11,871,585

			$404,511,318

*	Indicates parties-in-interest to the Plan.
(1)	The Self-Directed Brokerage Account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Andre S. Valentine
Andre S. Valentine

June 29, 2010